EXHIBIT 99.1

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN

for Designated Participants

as approved by Shareholders as of June 10, 2021, as amended and restated on October 26, 2023

1.	Purpose of the Plan

1.1	The purposes of the Plan are to:

(a)	promote the alignment of interests between Designated Participants and the shareholders of the Company;

(b)	assist the Company in attracting, retaining and motivating employees and officers of the Company and of its related entities; and

(c)	provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by a Designated Participant;

(b)	“Board” means the board of directors of the Company;

(c)	“Business Combination” has the meaning ascribed to that term in Subsection 9.7;

(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)	“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)	“Company” means Eldorado Gold Corporation;

(g)i	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)	“Designated Participant” means such employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan;

(i)

“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Designated Participant from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;

(j)

“Eligible Retirement” means a retirement of a Designated Participant which meets the eligibility requirements in order to be eligible to participate in the program contemplated in the Retirement Policy.

(k)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

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(l)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1;

(m)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(n)

“Market Value” of a Performance Share Unit or a Share means, on any given date, the closing price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date and if there was no closing price on the Exchange on such date, then the last closing price prior thereto provided that if the Shares are suspended from trading or have not traded on the Exchange for an extended period of time, then the market value will be the fair market value of a Share as determined by the Board in its sole discretion;

(o)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(p)

“Performance Period” means a period as specified by the Board in accordance with Subsection 5.1 after the expiration of which, unless as otherwise provided herein, and subject to the terms herein, a Designated Participant may be or becomes entitled to receive Shares issuable and/or amount payable on account of the redemption of Performance Share Units;

(q)	“Performance Share Unit Account” has the meaning ascribed thereto in Subsection 6.1;

(r)

“Performance Share Units” or “PSUs” means a bookkeeping entry, denominated in Shares (on a one for one basis, unless otherwise provided for in the PSU Agreement), credited to the Performance Share Unit Account of a Designated Participant in accordance with the provisions hereof;

(s)	“Plan” means this Performance Share Unit Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(t)	“PSU Agreement” has the meaning ascribed thereto in Subsection 5.3;

(u)

“Redemption Date” means, subject to Subsection 11.1, in respect of a Vested PSU of a Designated Participant who is not a U.S. Designated Participant, the first day following the expiry of the Performance Period applicable to the PSU, provided that “Redemption Date” for such a Designated Participant under the Retirement Policy shall be the applicable date of payment of a vested PSU in accordance with the terms of the Retirement Policy. “Redemption Date” in respect of a Vested PSU of a U.S. Designated Participant is determined in accordance with Schedule B;

(v)	“Regulators” has the meaning ascribed thereto in Subsection 10.1;

(w)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45‑106;

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(x)	“Retirement Policy” means the Company’s retirement policy dated August 2023, as may be amended from time to time.

(y)	“security based compensation arrangement” means

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company's shareholders;

(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;

(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(z)	“Share” means, subject to Section 9 hereof, a Common share without par value in the capital of the Company;

(aa)	“Take-Over Bid” has the meaning ascribed to that term in Subsection 9.6;

(bb)

“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(cc)	“TSX” means the Toronto Stock Exchange;

(dd)

“U.S. Designated Participant” means any Designated Participant subject to tax under the United States Internal Revenue Code of 1986 in respect of compensation from the Company or its related entity; and

(ee)	“Vested PSU” has the meaning ascribed to that term in Subsection 7.1.

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2.2

Unless otherwise agreed to in writing by the Board and other than with respect to an Eligible Retirement, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice). Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein with respect to a Eligible Retirement shall be interpreted pursuant to the terms of the Retirement Policy, as the context dictates.

2.3	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.4	As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa;

(b)

unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,” hereunder” or other similar terms refer to the Plan as a whole, together with the schedules, and references to a Section, Subsection, paragraph or Schedule by number or letter or both refer to the Section, Subsection, paragraph or Schedule, respectively, bearing that designation in the Plan; and

(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.	Administration of the Plan

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Chief Executive Officer of the Company or the Chairman of the Board shall periodically make recommendations to the Compensation Committee as to the grant of PSUs.

3.3	The Compensation Committee shall, periodically, after considering the recommendations of the Chief Executive Officer and the Chairman, make recommendations to the Board as to the grant of PSUs.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant PSUs, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

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3.5	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1	The maximum number of Shares which may be issued from treasury under the Plan shall not exceed 3,126,000 Shares, subject to adjustment as provided in Section 9.

4.2	Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable from treasury pursuant to the redemptions of PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to the redemption of PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.3

Shares reserved from treasury in respect of which PSUs have been cancelled or otherwise terminated for any reason (other than the redemption of the PSUs) shall be available for subsequent grants of PSUs under the Plan.

5.	Grants of PSUs

5.1

Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Designated Participants PSUs as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of PSUs:

(a)	the date on which such PSUs are to be granted (the “Grant Date”);

(b)	the number of PSUs to be granted;

(c)	the terms under which a PSU shall vest;

(d)

the Performance Period, provided that the Performance Period with respect to a grant of PSUs shall not exceed that period commencing on January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted; and

(e)	any other terms and conditions (which need not be identical) of all PSUs covered by any grant.

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5.2	If the PSUs are inadvertently granted during a Black-Out Period, then the Grant Date shall be deemed to be the first Trading Day following the end of the Black-Out Period.

5.3

Upon the grant of a PSU, the Designated Participant and the Company shall enter into a PSU agreement (“PSU Agreement”) in a form set out in Schedule A or in such other form as approved by the Board, which shall set out the name of the Designated Participant, the number of PSUs, the Performance Period, the vesting terms, the Grant Date, and such other terms and conditions as the Board may deem appropriate.

5.4

A PSU is personal to the Designated Participant and is non-assignable and non-transferable other than by will or by the laws governing the devolution of property in the event of death of the Designated Participant.

6.	Accounts

6.1

An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be credited with such number of PSUs as are granted to or otherwise credited to a Designated Participant from time to time. Each Designated Participant’s Performance Share Unit Account shall indicate the number of PSUs which have been credited to such account from time to time in accordance with the terms hereunder together with the Performance Period and vesting terms in accordance with the terms herein.

6.2

Whenever cash dividends are paid on the Shares, additional Performance Share Units will be credited to the Designated Participant’s Performance Share Unit Account in accordance with this Subsection 6.2. The number of such additional PSUs will be calculated by dividing the total cash dividends that would have been paid to such Designated Participant if the PSUs recorded in the Designated Participant’s Performance Share Unit Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately after the record date, rounded down to the next whole number of Performance Share Units. No fractional Performance Share Units will thereby be created. If such Trading Date is during a Black-Out Period, then said day shall be the first Trading Day following the end of the Black-Out Period.

6.3

PSUs that have not vested in accordance with the Plan within the relevant Performance Period, have not otherwise met the requirements for redemption, or that are redeemed in accordance with the Plan, shall be cancelled and a notation to such effect shall be recorded in the Designated Participant’s Performance Share Unit Account and the Designated Participant will have no further right, title or interest in such PSUs and, for greater certainty, in any related Share or other right, except in the case of Vested PSUs that have been redeemed but the payment has not been paid to the Designated Participant, the right to receive the payment applicable to the redeemed Vested PSU less any amounts that may be withheld or deducted hereunder.

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7.	Vesting, Redemption and Payment of Performance Share Units

7.1

Unless otherwise specified by the Board, subject to the remaining provisions of this Section 7, PSUs granted to a Designated Participant (including any additional PSUs credited to Designated Participants pursuant to Subsection 6.2) shall vest on the achievement of performance vesting targets as determined by the Board in its sole discretion and in each case as set out in the Designated Participant’s PSU Agreement. Subject to Section 8, and Schedule B with respect to U.S. Designated Participants, PSUs may not be redeemed until the Redemption Date applicable to such PSU occurs and the performance targets have been met as determined by the Board in its sole discretion. Except where the context requires otherwise, each PSU which is vested pursuant to this Section 7 shall be referred to herein as a “Vested PSU”.

7.2

Subject to Section 8 and Subsection 11.1, all Vested PSUs shall be redeemed by the Company on the Redemption Date of the Vested PSU and subject to any withholding requirements and Section 8, each Designated Participant shall receive, with respect to all PSUs that are Vested PSUs, at the election of the Board in its sole discretion:

(a)	a cash payment equal to the Market Value of such Vested PSUs as of the Redemption Date; or

(b)	such number of Shares, as are equal (unless otherwise provided for in the PSU Plan) to the number of such Vested PSUs; or

(c)	any combination of the foregoing, such that the cash payment plus such number of Shares, have a value equal to the Market Value of such Vested PSUs as of the Redemption Date;

in each case as soon as practicable following the Redemption Date, and in any event, for non-U.S. Designated Participants, no later than December 31 of the third calendar year following the calendar year in which the PSUs were granted, and for U.S. Designated Participants, no later than 30 days following the Redemption Date.

7.3

The Company shall not be required to deliver fractional Shares on account of the redemption of PSUs. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of PSUs, such fractional interest shall be rounded down to the next whole number of such Shares.

8.	Termination of Employment and Engagement

8.1

Notwithstanding any other provision herein, if a Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period except in circumstances where Subsections 8.2, or 8.3 apply, then, unless the Board, in its sole discretion, determines otherwise, all outstanding PSUs of the Designated Participant, whether or not vested, and any and all rights (including rights to a payment (cash or Shares)) with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the termination date.

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8.2	Subsection 8.1 shall not apply if a Designated Participant's employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period:

(a)	by the Company or its related entity, for any reason other than for Cause, at any time in the 12 months following a Change of Control of the Company, or

(b)

by the Designated Participant, if the Company or its related entity makes a material adverse change in the location, salary, duties or responsibilities assigned to the Designated Participant, at any time in the 12 months following a Change of Control of the Company and the Designated Participant has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, or

(c)	as a result of Disability or the Designated Participant's death,

and the Designated Participant will continue to be entitled to payment on the date of termination of any PSUs of the Designated Participant that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the Performance Period shall be deemed to have vested on the termination date and the Designated Participant will be entitled to payment of such Vested PSUs and notwithstanding any other provision herein the Redemption Date shall be the date of termination.

8.3

Unless the Board, in its sole discretion, determines otherwise, if the Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period as a result of an Eligible Retirement, then Subsection 8.1 shall not apply and the Designated Participant will be entitled to any continued vesting of such Designated Participant’s PSUs, any payment on the Redemption Date of that number of such Designated Participant’s PSUs, and/or any forfeiture and cancellation of that number of such Designated Participant’s PSUs as set out in the Retirement Policy upon and following the Designated Participant’s Eligible Retirement, all subject to the terms of the Retirement Policy.

8.4	For greater certainty, notwithstanding any other provision herein (other than Subsections 10.1 and 10.2), a Vested PSU may not be redeemed later than the Redemption Date.

9.	Adjustment on Alteration of Share Capital

9.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, then the number of Shares equal to a PSU shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

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9.2

In the event of a change to the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

9.3

Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), then the obligation to deliver a Share pursuant to the redemption of a PSU under Subsection 7.2 may be satisfied by the delivery of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger.

9.4

Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved) or a successful take-over bid is made for all or substantially all of the Shares, then for the purposes of determining the cash payment to be made to a Designated Participant on the redemption of a PSU under Subsection 7.2, the cash payment shall be equal to the fair market value on the Redemption Date of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger or take-over, as determined in good faith by the Board in its sole discretion and such determination shall be binding for all purposes of the Plan.

9.5

In the event of any other change affecting the Shares, then if deemed necessary or equitable by the Board in its sole discretion to properly reflect such change, an adjustment may be made which shall be binding for all purposes of the Plan.

9.6

If, at any time when a PSU granted under the Plan has not been redeemed, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Designated Participant as soon as practicable and the Board may, in a fair and equitable manner, in its sole discretion, require the acceleration of the time for the vesting or redemption of the PSU granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements).

9.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation, compulsory acquisition or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner in its sole discretion, determine the manner in which all outstanding PSUs shall be treated including, for example, requiring the acceleration of the time for vesting and redemption of the PSU by the Designated Participant and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements) or providing that any Share which would be receivable by a Designated Participant in respect of a redemption of a PSU prior to the effective time of the Business Combination be replaced with the securities, property or cash which the Designated Participant would have received if the Designated Participant had redeemed his or her PSU immediately prior to the effective time of the Business Combination and received Shares, and make any adjustment as may be deemed necessary or equitable by the Board in its sole discretion (including consideration of tax law implications). All determinations of the Board under this Subsection shall be binding for all purposes of the Plan.

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9.8

In order to permit Designated Participants to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may in its sole discretion make appropriate provisions for the redemption of PSUs (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

9.9

No adjustment provided in this Section 9 shall require the Company to deliver a fractional PSU or Share or cash payment in lieu thereof and the total adjustment with respect to each PSU or Share shall be limited accordingly.

10.	Regulatory Approval

10.1

Notwithstanding any of the provisions contained in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, the Company’s obligation to grant PSUs, deliver Shares hereunder or make payments to a Designated Participant hereunder shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities, including without limitation, any stock exchange on which the Shares are listed (“Regulators”); and

(b)

receipt from the Designated Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

10.2

Notwithstanding any provisions in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, if any amendment, modification or termination to the provisions hereof or any PSU made pursuant hereto are required by any Regulator, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments as determined appropriate and in good faith by the Board (including consideration of tax law implications) and thereupon the terms of the Plan, the Designated Participant’s PSU Agreement and any PSUs, shall be deemed to be amended accordingly without requiring the consent or agreement of any Designated Participant or holder of a PSU.

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11.	Miscellaneous

11.1

If a Redemption Date occurs during, or within two Trading Days after, a Black-Out Period imposed by the Company, then, notwithstanding any other provision of the Plan, the Redemption Date shall be and the relevant PSU shall be redeemed two Trading Days after the Black-Out Period is lifted by the Company.

11.2

The Plan shall not confer upon any Designated Participant any right with respect to a continuation of employment with or engagement by, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or the related entity to terminate any Designated Participant’s employment or engagement at any time.

11.3	For greater certainty, no interest shall accrue to, or be credited to, the Designated Participant on any amount payable under the Plan.

11.4

PSUs are not Shares and the grant of PSUs does not entitle a Designated Participant to any rights as a shareholder of the Company nor to any rights to the Shares or any securities of the Company. Except as expressly set out herein, no holder of any PSU shall be entitled to receive and no adjustment shall be made for any dividends or any other rights to distributions declared on the Shares.

11.5	The Company makes no representation or warranty as to the future market value of any PSUs or Shares granted or issued in accordance with the provisions of the Plan.

11.6	(a)

If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in connection with the grants, redemption or other payments hereunder the Company or any such related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to a Designated Participant, whether or not such payment is made pursuant to this Plan.  In addition, or as an alternative to such withholding from payments, the Company or any related entity of the Company having a withholding obligation as described above may require a  Designated Participant, as a condition of the grant or redemption of a PSU, to pay to the Company or related entity an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares or cash payment to the Designated Participant hereunder, or to reimburse the Company or the related entity for such amount.

(b)

Under no circumstances shall the Company, or any related entity be responsible for funding the payment of any tax or amount on account of social security or other source deductions on behalf of any Designated Participant or for providing any tax advice to any Designated Participant.

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11.7

In addition to the other terms and conditions of this Plan (and notwithstanding any other terms or conditions of the Plan to the contrary), special requirements for U.S. Designated Participants are set out in Schedule B.

12.	Effective Date, Amendment and Termination

12.1	The Plan is effective as of May 1, 2014.

12.2

The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

	(a)	to change the termination provisions of the PSUs or Plan which does not extend beyond the original expiry date; and

(b)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable from treasury under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage) from treasury, may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.

12.3

Except as set out above, the Board may (without Shareholder approval) amend, modify or terminate any outstanding PSU, including, but not limited to, substituting another award of the same or of a different type or changing the date of redemption; provided, however that, the Designated Participant’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Designated Participant or is specifically permitted hereunder.

12.4	The original term of the Performance Period may not be extended.

12.5

The Board may suspend or terminate the Plan at any time.  No action by the Board to terminate the Plan pursuant to this Section 12 shall affect any PSUs granted pursuant to the Plan prior to such action.

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Performance Share Unit Plan for Eldorado Gold Corporation

SCHEDULE A

Designated Participant’s PSU Agreement

1.	Agreement: This agreement (“Agreement”) has been entered into by Eldorado Gold Corporation (the “Company”) and the Designated Participant as defined below.

2.

Acknowledgment:  The Designated Participant acknowledges having received copies of the Performance Share Unit Plan as amended and/or restated from time to time (the “Plan”) and the Retirement Policy and that he or she has read and understands the Plan and the Retirement Policy and agrees that the terms therein (including any amendments thereto since the date of grant) govern the grant hereunder.

3.	Grant: Subject to the terms and conditions of the Plan, the Company grants the Designated Participant the Performance Share Units (“PSUs”) set out below on the terms and conditions set out below.

	(a)	Name of Designated Participant: ______________ (the “Designated Participant”)

	(b)	Date of grant: _______________

	(c)	Number of PSUs: _______________

	(d)	Vesting Terms: [●] [insert performance targets including those applicable to additional PSUs under Subsection 6.2 of the Plan]

	(e)	Performance Period: [●] [see paragraph 5.1(d) of the Plan]

	(f)	Other Terms: [●] [insert other terms if applicable]

4.		Representations: The Designated Participant acknowledges that the Company makes no representation or warranty as to the future value of any PSU granted in accordance with the provisions of the Plan.

5.

Withholding Obligations:  The Designated Participant acknowledges and agrees that the Company or a related entity of the Company may be required to withhold from the undersigned's cash compensation or entitlements under the Plan and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides or is otherwise subject to tax, income taxes, social security contributions and other required source deductions in respect of entitlements under the Plan. Under no circumstances shall the Company or, a related entity to the Company be responsible for the payment of any tax, social security contributions or any other source deductions on behalf of any Designated Participant.

6.

Tax Advice: The Designated Participant hereby acknowledges that the grant and redemption of PSUs may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company as to tax or legal ramifications of the grant or redemption of PSUs hereunder and that he or she has been advised to seek independent tax advice as he or she deems necessary.

7.

Consent to Use of Personal Information: The Designated Participant agrees that the Company may collect and use personal information for any purpose that is permitted by law to be made without the consent of the Designated Participant, or is required by law, or by the by-laws, rules, regulations or policies or any regulatory organization governing the Company and that the Company may further use or disclose such information for the following purposes:

(a)	to comply with securities and tax regulatory requirements;

(b)	to provide the Designated Participant with information; and

(c)	to otherwise administer the Plan.

8.

Compliance with Laws and Policies: The Designated Participant acknowledges and agrees that the undersigned will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Designated Participant, including those relating to compensation recovery, in connection with the Plan.

9.

Terms and Conditions: This Agreement is subject to the terms and conditions set out in the Plan, and such terms and conditions are incorporated herein by this reference and agreed to by the Designated Participant. In the case of any inconsistency between this Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

Effective as of the _____ day of ___________________, 20____.

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ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Designated Participant	)	Signature of Witness
) ) )
Name and Title of Designated Participant	)	Name of Witness

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Performance Share Unit Plan for Eldorado Gold Corporation

SCHEDULE B

Additional Terms for U.S. Designated Participants

1.

It is intended that PSUs of U.S. Designated Participants shall be exempt from Section 409A of the U.S. Internal Revenue Code (“Section 409A”) pursuant to Treasury Regulations Section 1.409A-1(b)(4) (the “short term deferral exception”), and the provisions of the PSU Agreement and the Plan shall be construed and administered accordingly.  For greater certainty, for purposes of PSUs held by U.S. Designated Participants, if the Board exercises discretion to waive all applicable vesting conditions, including continued service and performance conditions that otherwise would apply to PSUs such that the PSUs are no longer subject to a substantial risk of forfeiture (within the meaning of applicable United States tax laws and regulations), the Redemption Date for such PSUs shall be the date that the Board waives all such vesting conditions or deems them satisfied. Notwithstanding Section 11.1 or any other provision of the Plan, settlement of PSUs will not be delayed beyond March 15th of the year following the year in which all vesting conditions have been satisfied or waived.

2.

A U.S. Designated Participant who meets the eligibility requirements in order to be eligible to participate in the program contemplated in the Retirement Policy is referred to herein as “Retirement Eligible U.S. Designated Participant”.  If, at any time prior to the end of the Performance Period, PSUs of a Retirement Eligible U.S. Designated Participant are not subject to, or are no longer subject to, performance vesting conditions or other vesting conditions  that constitute a substantial risk of forfeiture, then the Redemption Date shall be the  date on which such PSUs are not, or are no longer, subject to performance vesting conditions or other vesting conditions that constitute a substantial risk of forfeiture.  For greater clarity, continued service vesting conditions otherwise applicable to PSUs of a Retirement Eligible U.S. Designated Participant do not constitute a substantial risk of forfeiture, because the individual can retire without any obligation to continue to provide services through the designated vesting date and without forfeiting PSUs.  However, if the PSUs continue to be subject to performance vesting conditions (i.e. such conditions have not been satisfied or waived), the performance vesting conditions may constitute a substantial risk of forfeiture.

3.

Any adjustments or amendments to outstanding PSUs of U.S. Designated Participants pursuant to Article 9, Article 12 or any other provision of the Plan will be undertaken in a manner that will not result in adverse tax consequences under Section 409A of the Code.

4.

Although it is intended that PSUs will be exempt from Code Section 409A under the short-term deferral exception, if and to the extent that any PSU of U.S. Designated Participants is subject to Section 409A, the following provisions will apply:

(a)

Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Participant may not be reduced by, or offset against, any amount owing by the U.S. Participant to the Company or any of its Affiliates.

(b)

If a U.S. Designated Participant becomes entitled to receive payment in respect of any PSUs as a result of his or her termination of employment, termination or similar language shall mean “separation from service” (within the meaning of Section 409A), and if the U.S. Designated Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, any such payment that would otherwise be payable during the six-month period following such separation from service will be delayed until the first day of the seventh month following such separation from service to the extent required to avoid adverse taxation or penalties under Section 409A. If a U.S Designated Participant becomes entitled to payment in respect of any PSUs as a result of a change in control, such payment will occur if and when such change in control constitutes a change in ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 409A).

(c)

Although the Company intends that PSUs will be exempt from Section 409A, or will comply with Section 409A, the Company makes no assurances that the PSUs will be exempt from Section 409A or will comply with it.  Each U.S. Designated Participant, any beneficiary or the U.S. Designated Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Designated Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company, nor any affiliate nor the employees of either shall have any obligation to indemnify or otherwise hold such U.S. Designated Participant or beneficiary or the U.S. Designated Participant’s estate harmless from any or all of such taxes or penalties.

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